Filed by Prime Medical Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Prime Medical Services, Inc.

Commission File No.: 000-22392

Nasdaq:PMSI Financial Community Presentation November 2003

its are and undue speak revise 2 statements, Inc., risks Medical Investors place which Prime publicly to Services, involve to Medical provides. not statements, forward-looking it statements cautioned presentation. obligation Prime this no services are contains such forward-looking of regarding the all Investors date undertakes and that these the those Inc. presentation on of as This including subsidiaries cautioned uncertainties. reliance only Services, these forward-looking statements.

• 3 • two positions platform the 2000/2001 in urology in positions community vehicles leadership additional broaden 1989 urology produced create to in established leadership the specialty public team operate to of has industries acquisition we background went develop which services opportunities accretive and acquisitions in management strategy: Healthcare Design/manufacture of fragmented Pending • Founded New Key markets 3/4 3/4 Series Highly consolidation 3/4 • Company • • • •

Company overview

PRIME MEDICAL

Market Leader in…

Lithotripsy Services



Extracorporeal Shockwave Therapy for the Treatment of Kidney Stones

- Perform 38,000 treatments/year
  - 15% of total annual U.S. procedures
- 41 physician partnerships
  - 1,200 limited partners in 34 states
- Operate 67 lithotripters (majority:mobile)

Specialty Vehicle Manufacturing



Design, Engineer & Construct Mobile Medical, Broadcast & Special Purpose Technology Vehicles

- 2002: delivered 316 units
- Major customers include GE, Philips, Siemens, FEMA, State & Local Municipals, Law Enforcement Agencies

4

• 5 • stones invasive kidney treatment alternative infrastructure stone MM versus year experiences $450 per kidney $7,000—operating $2,500—$400 and population costs $5,000 at treatments • U.S. non-invasive of provider personnel market of treatment cost estimated lithotripsy the • 10% effective, procedure market leading Provides Average 250,000 • Nearly Cost 3/4 US 3/4 Prime: 3/4 • Lithotripsy • • •

• expertise 6 businesses doctors lithotripsy (ASCs) new centers revitalize adding effort leveraging surgery to and by opportunities consolidation doctors three-year freeze) device of platform ambulatory sales base partnerships retired (tissue the installed marketplace base strategy completion urology Cryotherapy vertical payor Extricating Near Single-specialty Other Wrap-around Control • Re-engineer 3/4 3/4 Broaden 3/4 3/4 3/4 Explore 3/4 3/4 Facilitate Expand • Urology • • • •

7 Estimated US Market        % 17 17 8 5 3 Surgical Services, Inc. (HTRN) International, Inc. Company Prime Medical Services, Inc. (PMSI) United Medical Systems International AG (UMS) Lithotripsy market breakdown Healthtronics American Kidney Stone Medstone

• 8 • mobile X-ray Nevada sold, and in fee-per-procedure fixed and equipment maintenance U.S. tables on Medstone and the worldwide; products partnerships in urology royalties equipment, with distributor, operation innovative lithotripsy –lithotripters in distributes of two market in streams of line partnerships, systems of and manufacturer, 15% new interests revenue Agreement provider 133 Pending Idaho • Over settings Approx. • Leading service 3/4 3/4 Manufactures equipment 3/4 Majority and Multiple fee-for-service, • Merger • • •

shareholders will receive $5.00 of Prime common 9 Foresee $4 million in cost savings Strategic value: broaden urology platform and enable vertical participation in the provision of lithotripsy services Operating leverage Accretive to earnings: FY’02 EBITDA of $2.1 MM; revenues of $23 MM ($17.4 MM service, $5.6 MM equipment) Financial synergies: service operations, R&D and G&A – Strong balance sheet: cash of $7 million, net working capital of $16.5 million, no long-term debt and shareholders’ equity of $23 million as of 9/30/03 Medstone stock per share of Medstone Rationale 3/4 3/4 3/4 3/4 3/4 Terms 3/4 Merger Agreement with Medstone • •

10 Broadcast & Communications Installed base: 1,700+ units Mobile Command & Control Manufacturing Mobile Medical Solutions Installed base: 1,800+ units Mobile Display & Specialty

11 Have to meet same criteria as fixed sites Diagnostic imaging equipment (CT, MRI, PET, Cardiac Cath) – Therapeutic medical devices Satellite and microwave transmission for broadcast & communications Homeland security equipment for command & control and law enforcement Global leader in the design, engineering and construction of specialty vehicles for the transport of high technology medical and broadcast and communication equipment Specialty products incorporated in vehicles include: 3/4 3/4 3/4 3/4 Manufacturing overview • •

Manufacturing milestones

PRIME MEDICAL

1997	2000	2001	2002	2003
Acquired majority interest in AK Specialty Vehicles	**New management team; new vision**	**Acquired Calumet Coach** • Achieved leadership position in mobile medical market • Sales: $63MM	**Acquired Frontline Comm.** • Sales: $20MM • Expanded mkt. share in broadcast & comm. **Acquired Smit Mobile** • Holland-based • Expanded global presence in specialty vehicles • Sales: $9MM • Eliminated transport costs for European build **Acquired remaining 20% in AKSV** **Divested refractive operations**	**Acquired Aluminum Body Corp.** • Extended position in command & control vehicles • Sales: $10MM **Acquired Winemiller Comm.** • Broadened capabilities and geographic reach in broadcast & comm.

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• 13 • Philips) major expected • Siemens, five (GE, MM least market;        % • MM at new market 65 15 10 $225 with $200 Market -protects US $200 compete relatively markets market: barrier globally market: –medical breakdown: AKSV Watts Coach fragmented; Security Company Prime’s & Medical mobile Certification Expanding Market Ellis broadcast Highly competitors • US 3/4 3/4 3/4 US 3/4 Homeland growth • Manufacturing • •

14 Not just rural areas May supplement existing equipment with new/better mobile equipment 1-2 times/week Maintain contracts with hospitals – – Shared service providers, e.g. Alliance Imaging, InSight – CEOs, CFOs, asset managers and radiologists at hospitals Work closely with OEMs to design vehicles Primary customers/targets: 3/4 3/4 Manufacturing business model • •

15 Ahead of curve Majority market share Certified by GE, Siemens, Philips Only company certified to build vehicles to house GE’s PET/CT – 25+ years experience has yielded a superior manufacturing process Build to meet the strictest standards in the industry On-time delivery Post-sale training, service and support Medical 3/4 3/4 3/4 Top-quality product and solid reputation 3/4 3/4 3/4 3/4 ISO 9001 certification in progress Manufacturing competitive strengths • • •

• 16 • IL • IL City, FL Harvey, Calumet Sanford, • Division • Facility • Space, Space Facility Facility Facility facilities Office FacilityOffice Facility Facility • & & Space Space ManufacturingSpace Space Space Space Facility Production Manufacturing Manufacturing Manufacturing Manufacturing Production Production ManufacturingProduction Production KingdomProduction Production Production Production ProductionFt. IllinoisFt. Ft. Ft. HollandFt. Ft. Ft. • Florida Ft. • Sq. Sq. Sq. Sq. United Sq. Sq. CaliforniaSq. Illinois City, Florida Sq. Pennsylvania 85,000 78,800 000 64,000 Bierjland,98,000 34,000 38,500 Headquarters 60, 6,500 Harvey, 3/4 Calumet 3/4 Sanford, 3/4 Clearwater, 3/4 Camberly, 3/4 Oud 3/4 Carlisle, 3/4 Riverside, 3/4 • Manufacturing • • • • • • •

17 installed base should If one local hospital gets new technology, others must . New, expensive technologies Budget constraints at hospitals and other healthcare facilities Hospitals are competitive businesses – Increased demand for mobile command & control centers and law enforcement vehicles Life of vehicles is approx. 5 years generate recurring revenue Service & maintenance Medical 3/4 3/4 3/4 Homeland security 3/4 Overall 3/4 3/4 Manufacturing growth drivers • • •

18 Mammography; surgery; dental; blood mobiles Capitalize on market leadership in high-end mobile medical Increase domestic market share Follow OEMs to Europe & Asia Pursue middle market medical opportunities – Drive products for homeland security / military marketplace Expand service & maintenance function Leverage infrastructure of existing operations 3/4 Pursue organic growth opportunities 3/4 3/4 3/4 3/4 3/4 Manufacturing strategy • •

19 $80.9 Refractive and Other $60.8 Other 2001 Manufacturing 2003 Forecast $0.8 Manufacturing $22.4 Total revenue: $154.9 Total revenue: $160.8 $99.3 $51.6 Lithotripsy Lithotripsy (in millions) $83.3 Refractive and Other $70.3 Refractive and Other 2000 2002 Manufacturing $10.8 Manufacturing Total revenue: $169.9 $25.2 Total revenue: $130.7 Revenue mix $22.2 Lithotripsy $88.8 Lithotripsy

20% 0.8% -21.5% -20.0% -41.6% -44.2% 5.7% -14.4% 13.6% -18.6% -23.3% $109. Variance ($51). (b) 116,350 41,601 24,785 8,529 0.52 16,448 53,438 62,316 17,257 9,496 2002 $ $ $ $ $ $ $459; Net Income -$2,086; Net Income - 9 Months Ended 9/30/03 32,639 19,836 4,985 0.29 17,387 45,756 70,780 14,053 7,280 2003 117,321 $ $ $ $ $ $ % Variance -8.9% -21.5% -22.6% -43.3% -42.1% -0.1% -14.0% -5.4% -11.2% -34.8% $392; Adjusted EBITDA -$2,248; Adjusted EBITDA -(a) 43,401 15,011 8,877 3,234 0.19 17,387 18,206 24,991 5,773 3,816 2002 $ $ $ $ $ $ $ $1,897; EBITDA -$9,955; EBITDA - 3rd Quarter ended 9/30/03 39,559 11,785 6,875 1,835 0.11 17,366 15,658 23,641 5,124 2,489 2003 Revenues -Revenues -$ $ $ $ $ $ $ $ (c) (c) Adjusted EBITDA Number of Shares Segment Information Revenues: Lithotripsy Manufacturing Adjusted EBITDA: Lithotripsy Manufacturing Summary of Results from Operations Revenues EBITDA Net Income EPS Excludes Refractive Operations:Excludes Refractive Operations:See accompanying definition of EBITDA and Adjusted EBITDA on slide 24. Recent financial results (a)(b)(c)

• 21 • increase) $.12 MM; MM of over $15 $17 (20% EPS 12% -to—MM MM MM; 10 $16.5 $3.4 $14 $7.5 of revenue of of of acquisition. of in EBITDA EBITDA EBITDA growth Medstone decline EBITDA EPS • MM+; MM; MM; MM; MM; proposed sequential $60 $28.5 $108 $43 $175 for of of of of of effect • MM give • $4 • Seasonal not of Revenue Revenue Revenue Revenue Revenue • do • Q4’03E: EBITDA FY’04E: Q4’03E: FY’04E: Q4’03E: FY’04E: FY03E projections Lithotripsy 3/4 3/4 Manufacturing 3/4 3/4 Consolidated 3/4 3/4 • Outlook • • Note:

22 9/30/2003 $63.6 $276.6 25.4 124.9 104.3 $276.6 $38.2 $119.5 35.7 12/31/2002 $67.3 264.0 31.1 118.3 98.6 $264.0 $36.2 $98.9 34.2 (1) Balance sheet highlights $            in millions Total Current Assets Total Assets Total Current Liabilities Long Term Debt Stockholder’s Equity Total Liabilities and Stockholder’s Equity Net Working Capital Net Debt Days Sales Outstanding (1) Net of current portion equal to $2.4 MM and $3.3 MM, respectively; consists primarily of $100 MM 8.75% unsecured senior subordinated notes.

• 23 • growth acquisition segments sustainable opportunity additional business supports growth acquisition provide multiple mix urology accretive markets of in revenue strategic, leader drivers fragmented opportunities Market Diversified Various Pending Highly • Conclusion • • • •

24 (2,970) (1,831) 8,632 5,300 (2,086)—(162) 2002 17,740 24,785 16,978 41,601 $ $            Nine months ended 9/30 3,925 2,022 7,132 5,410—- 1,348 -2003 19,837 12,803 32,640 $ $ (8,107) (5,030) 3,042 1,691 (459)—8,877 6,067 67 2002 17,740 15,011 $ $            Three months ended 9/30 775 399 2,595 1,759—- 1,348 6,876 4,910 -2003 11,786 $ $ Provision (benefit) for Income Taxes Interest Expense, Including Loan Fees Depreciation & Amortization Impairments and other costs RVC operations Compensation charge for employee puts and stockbuys Adjusted EBITDA Minority Interest Expense Minority Interest Benefit (Expense)-RVC A Reconciliation of EBITDA and Adjusted EBITDA Net Income (loss) as Reported Add Back(deduct): Add Back: EBITD

INVESTOR NOTICES

This transcript includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this transcript that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,
•	effective integration of the two companies,
•	future financial performance, and
•	other matters which are discussed in Prime’s and Medstone’s filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control.

Subject to clearance from the U.S. Securities and Exchange Commission, Prime and Medstone plan to file a Registration Statement on Form S-4, and mail to their respective stockholders a joint proxy statement/prospectus containing information about the proposed merger and related matters. Stockholders are urged to read the joint proxy statement/prospectus carefully, as it will contain important information that stockholders should understand before making a decision about the merger. The joint proxy statement/prospectus (when it is available), as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus, when available, and Prime’s and Medstone’s past and future SEC filings will also be obtainable, without charge, from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite 200B, Austin, TX 78746, Telephone: 512-328-2892 (with respect to Prime’s filings) and from Mark Selawski, Medstone International, Inc., 100 Columbia, Suite 100, Aliso Viejo, CA 92656, Telephone: 949-448-7700 (with respect to Medstone’s filings).

Prime, Medstone, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of Prime and Medstone in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the joint proxy statement/prospectus included in the Registration Statement on Form S-4 when it is filed with the SEC. In addition, information regarding such persons and their interests in Prime and Medstone is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.